Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Amendment No. 2 to Form S-1 of our report dated June 13, 2025 (which includes an explanatory paragraph relating to substantial doubt about the ability of Global Health Solutions, Inc. dba Turn Therapeutics to continue as a going concern) with respect to the consolidated balance sheets of Global Health Solutions, Inc. dba Turn Therapeutics as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2024, and the related notes to the consolidated financial statements, which reports appears in the Amendment No. 2 to Form S-1.

We also consent to the reference to our Firm under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC
Whippany, New Jersey

September 24, 2025